FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to manufacture ADCs in Singapore

20 May 2024

AstraZeneca plans $1.5 billion manufacturing facility
for antibody drug conjugates (ADCs) in Singapore

Operationally ready by 2029, it will be the Company's
first-ever facility to cover the full manufacturing process for ADCs

AstraZeneca intends to build a $1.5 billion manufacturing facility in Singapore for antibody drug conjugates (ADCs), enhancing global supply of its ADC portfolio. ADCs are next-generation treatments that deliver highly potent cancer-killing agents directly to cancer cells through a targeted antibody.

The planned greenfield facility, supported by the Singapore Economic Development Board (EDB), will be AstraZeneca's first end-to-end ADC production site, fully incorporating all steps of the manufacturing process at a commercial scale. Manufacturing of ADCs is a multi-step process that comprises antibody production, synthesis of chemotherapy drug and linker, conjugation of drug-linker to the antibody, and filling of the completed ADC substance.

Png Cheong Boon, Chairman, EDB said: "We welcome AstraZeneca's decision to establish a manufacturing presence in Singapore for the first time. It will also be a first for AstraZeneca - an end-to-end manufacturing facility for novel antibody drug conjugates that enables precision therapy for cancer. This greenfield investment is a strong show of confidence in Singapore's biopharmaceutical manufacturing capabilities and talent, strengthens our ecosystem in supporting the development and manufacturing of precision medicines, and creates meaningful jobs and economic opportunities for Singapore. We look forward to a successful partnership with AstraZeneca."

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "AstraZeneca has built an industry-leading portfolio of cancer medicines including antibody drug conjugates which have shown enormous potential to replace traditional chemotherapy for patients across many settings. Singapore is one of the world's most attractive countries for investment given its reputation for excellence in complex manufacturing, and I am excited for AstraZeneca to locate our $1.5 billion ADC manufacturing facility in the country."

AstraZeneca has a broad portfolio of in-house ADCs including six wholly owned ADCs in the clinic and many more in preclinical development.

As part of AstraZeneca's commitment to driving sustainability in healthcare, the Company will work with Singapore's government and other partners on green solutions for the ADC facility.  This facility will be designed to emit zero carbon from its first day of operations.

AstraZeneca aims to begin design and construction of the manufacturing facility by the end of 2024, with targeted operational readiness from 2029.

Notes

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 May 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary